SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

February 20, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

MICROCELL SUCCESSFULLY OBTAINS COMMITMENTS FOR C$450 MILLION IN SENIOR SECURED BANK FINANCING

Montreal, February 20, 2004 - Microcell Telecommunications Inc. (TSX: MT.A, MT.B) today announced that it has received bank financing commitments in an aggregate principal amount equivalent to C$450 million for its wholly owned subsidiary, Microcell Solutions Inc. ("Solutions"), from a syndicate of lenders led by J.P. Morgan Securities Inc. and Credit Suisse First Boston. The commitments are subject to the completion of definitive documentation.

The proceeds will be used mainly to repay borrowings under the existing senior secured credit facilities. The outstanding amount as of December 31, 2003 was approximately C$325 million. The new credit facilities will also provide greater financial flexibility by adding approximately C$100 million of incremental cash availability, which will be used to fund capital expenditures as well as for general corporate purposes.

The new facilities will consist of a six-year C$50 million first lien revolving credit facility, a seven-year C$200 million first lien term loan, and a seven-and-a-half-year C$200 million second lien term loan. Both term loans will be denominated in U.S. dollars, and will be available in a single drawing on the closing date of the transaction, while the revolving credit facility will be denominated in Canadian dollars. Loan pricing is expected to be LIBOR plus 4% for the revolving credit facility and the first lien term loan and LIBOR plus 7% for the second lien term loan. The loan pricing for the second lien term loan includes a LIBOR floor of 2%. The credit facilities will be guaranteed by Microcell Telecommunications Inc., and will be secured by a pledge on substantially all the assets of the Company.

"We are pleased to have obtained commitments for the refinancing of our secured bank debt, which was oversubscribed and done at terms and conditions favourable to the Company," said Jacques Leduc, Chief Financial Officer and Treasurer of Microcell Telecommunications Inc. "We believe the incremental proceeds will provide us with additional financial flexibility to pursue value-creating growth opportunities. The success we had in obtaining commitments for this refinancing transaction demonstrates the support for our business plan in the investment community and reflects the strength of our post-recapitalization operating and financial results, which in many cases have exceeded expectations. With a fortified balance sheet, we will be even better positioned financially to drive significant future subscriber and revenue growth and to capitalize on the successful City Fido™ launch in Vancouver."

The facilities were arranged jointly by J.P. Morgan Securities Inc. and Credit Suisse First Boston, with J.P. Morgan acting as sole bookrunner and administrative agent and Credit Suisse First Boston acting as syndication agent. The Company expects the transaction to close before the end of the first quarter of 2004.

About the Company
Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido® brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Note to Microcell Investors
The statements made in this release concerning Microcell's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the securities laws. The Company cautions that actual future performance could be affected by a number of factors, including technological change, regulatory change, and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's Annual Information Form for 2002 and in other filings with securities commissions in Canada and the United States.

Reminder to holders of Class A Restricted Voting Shares and Class B Non-Voting Shares
The Company reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company's transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

www.microcell.ca

Fido is a registered trademark of Microcell Solutions Inc.
City Fido is a trademark of Microcell Solutions Inc.

For more information:

Investment community:
Thane Fotopoulos
514 937-0102, ext. 8317
thane.fotopoulos@microcell.ca

Media:
Claire Fiset
514 992 1368
claire.fiset@microcell.ca